December 19, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, DC 20549

Attention: Stacie Gorman

Re:	IB Acquisition Corp.
Registration Statement on Form S-1
Filed November 17, 2023
File No. 333-275650

Ladies and Gentlemen:

This letter is being submitted on behalf of IB Acquisition Corp. (the “Company”) in response to the comment letter, dated December 14, 2023, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-1 filed on November 17, 2023 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

Registration Statement on Form S- 1

Cover Page

1. We note your disclosure that you will have 18 months from the closing of the initial public offering to consummate your initial business combination. Please clarify, if true, that you may amend your organizational documents to extend your business combination deadline. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state so. Please add similar clarification elsewhere in your filing where you describe the deadline.

RESPONSE:	The cover page of the prospectus in the Amended Registration Statement, as well as elsewhere in the filing, have been revised to address the Staff’s comment.

2. We note your disclosure on page 8 that the board could determine to modify your bylaws to “reduce the number of shares required to be present at a meeting of our stockholders” and that this would result in it being significantly more likely that your initial business combination would be approved. Please revise the cover page to reflect this option. Further, we note your disclosure that “if only the minimum number of stockholders required to be present ... are present at such meeting, in addition to the founder shares and private placement shares held by our sponsor and the 350,000 Representative shares held by I-Bankers, we would not need any of the 10,000,000 public shares to be voted in favor of our initial business combination in order to have such transaction approved.” Please also revise the cover to reflect this disclosure.

RESPONSE:	The cover page of the prospectus in the Amended Registration Statement has been revised to address the Staff’s comment.

United States Securities and Exchange Commission
December 19, 2023

The Offering

Redemption rights for public stockholders . . ., page 11

3. We note your statement that your public shareholders will have the opportunity to redeem their shares upon the completion of your business combination. Please revise here, and elsewhere, to disclose whether the shareholders will be permitted to redeem their shares regardless of whether they abstain, vote for, or against, the proposed transaction or whether they must vote against it.

RESPONSE:	The Amended Registration Statement has been amended to address the Staff’s comment.

Conflicts of Interest, page 16

4. Please expand your discussion regarding how certain of your sponsor’s members are associated with I-Bankers to also disclose the M&A fee and finder fee.

RESPONSE:	The Amended Registration Statement has been amended to address the Staff’s comment.

Risk Factors

We may engage our underwriters or one of their respective affiliates..., page 20

5. Please revise to reconcile your disclosure here, which states that you “may” engage your underwriter or their affiliates to provide additional services such as arranging debt financing transactions, with your disclosures elsewhere, including your disclosure on page 93 that you have already engaged I-Bankers to assist you with various matters, including to introduce you to potential investors. You also state that you will pay I-Bankers a finder fee of 1% of the consideration issued to the target. Please revise your disclosures throughout, including your discussions regarding conflicts of interest, to also highlight this fee. We also note your disclosure that fees paid to your underwriter or its affiliates will be based on arm’s length negotiations. Given the significant relationship between you and your underwriter, please revise to describe the negotiations resulting in these fees, and explain why you consider such negotiations were conducted on an arm’s length basis. State whether Ms. Panigone was involved with such negotiations (as we note your disclosure of her former experience with I-Bankers), and explain how any future negotiations will be conducted on an arm’s length basis. Additionally, please expand the risk factor to disclose the risks associated with negotiating with your affiliated entities.

RESPONSE:	The Amended Registration Statement has been amended to address the Staff’s comment.

We may be unable to obtain additional financing to complete our initial business combination..., page 32

6. Please revise to reconcile your statement here that you believe the net proceeds of this offering and the sale of the private placement units will be sufficient to allow you to complete your business combination, with your disclosures elsewhere stating that you anticipate targeting a business with an enterprise value of at least $500 million. Also, clearly disclose the impact of any future financings to you and investors. To the extent you may utilize PIPE transactions, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity. Please also disclose that these arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. Additionally, clarify how you expect to pay for the M&A fee and the finder fee.

RESPONSE:	The Amended Registration Statement has been amended to address the Staff’s comment.

United States Securities and Exchange Commission
December 19, 2023

Provisions in our amended and restated articles of incorporation and Nevada law..., page 46

7. Please revise your introductory paragraph to highlight the forum provision discussed in the risk factor. Additionally, please expand to address the forum provision applicable to your rights, as discussed on page 97.

RESPONSE:	The Amended Registration Statement has been amended to address the Staff’s comment.

Management, page 83

8. Please provide disclosure regarding Feng Xiangkun’s experience pursuant to Items 401(c) and (e) of Regulation S-K or otherwise advise. In addition, we note your statements that each of your officers and directors are members of your sponsor, that Ms. Panigone formerly worked at I-Bankers Direct, and that certain members of your sponsor are “associated persons” of I-Bankers and that these members own approximately over 52% of your sponsor. Please revise to clarify when her experience with I-Bankers occurred.

RESPONSE:	The Amended Registration Statement has been amended to address the Staff’s comment.

Principal Stockholders, page 90

9. We note your statement that Shelley Leonard is the manager of your sponsor. Please revise to clarify whether she exercises the voting and/or dispositive control with respect to the securities owned by I-B Good Works 4, LLC, and if not, please revise to disclose such natural person(s).

RESPONSE:	The Amended Registration Statement has been amended to address the Staff’s comment.

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United States Securities and Exchange Commission
December 19, 2023

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By:	Cavas Pavri

Enclosures

cc:	Al Lopez, CEO, IB Acquisition Corp.
Ralph V. De Martino, ArentFox Schiff LLP